Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.:  1-5097

Johnson Controls, Inc. distributed the following article from Forbes.com to employees (http://www.forbes.com/sites/kevinomarah/2016/01/27/tyco-and-johnson-controls-internet-of-things-more-than-tax-inversion/#af447073fd3a).

Tyco And Johnson Controls Is About Internet Of Things More Than Tax Inversion

By Kevin O’Marah, Contributor

January 27, 2016

This week’s big industrial merger between Milwaukee, Wisconsin-based Johnson Controls and Cork, Ireland (wink, wink)based Tyco International is getting tons of coverage as yet another sinister tax inversion deal. Yes, the headquarters domicile will save the combined company at least $150 million in taxes annually, but this is small change compared to what a global giant specializing in better building management is worth to customers, shareholders and the planet.

Johnson Controls is a Great Company

My first good look at JCI came in 2002 when I got a detailed briefing on its “core product platform” approach to automotive interiors. Using what at the time were still very novel principles of platforming to reduce complexity and cost while still feeding Toyota and Chrysler assembly plants highly specialized seats in perfect sequence, JCI was a pioneer. In the early years of the Gartner Supply Chain Top 25, JCI was the only big industrial company to regularly make the list alongside consumer and hi-tech names much more familiar to supply chain enthusiasts like myself.

Many years later, I was introduced to JCI’s cloud platform for app developers looking to offer better energy cost performance for real estate managers. The platform, Panoptix, was ahead of its time. It has since been overshadowed by the Metasys building automation system, but the takeaway is clear: JCI saw the internet of things (IoT) before almost anyone else. Plus, the application has obvious operational benefits given the importance to supply chain executives of energy cost as a resource concern and threat to business.

Tax Shell Game: Don’t Blame JCI

Is this a tax inversion deal? Yes and no. Yes, they are taking full advantage of laws that reduce the average tax burden from 29% paid by JCI over the past three years to around 19% after the merger. No, because the upside is all about the IoT strategy, not the tax bill.

First, in terms of taxes, this is just good business. I’ve known plenty of top supply chain leaders who concede that tax avoidance is a reality of global business. Supply network design that is not tax optimized is simply irresponsible. Sniping by politicians and press is ridiculous. Business leaders are playing by the rules and being asked to voluntarily be “fair” — it makes no sense when you answer to shareholders. So of course they’ll take the tax savings. Fix the tax system; don’t ask for mercy.

The Upside

Internet of things is deservedly hot, and I never pass a day without seeing a new application. In our Future of Supply Chain survey last year, 64% of over 1,000 respondents said IoT was “disruptive and important”, which is well up from 2014 when only 45% said the same.

The range of possibilities for IoT is wide, but one place commanding huge monthly budgets and where our control over climate impacts can make a difference is energy management. Software applications, big data analytics, cloud and even artificial intelligence all offer potential enhancements to a market-leading smart building solutions provider. And as we’ve seen with other technology platforms from Windows to Android, bigger is better.

JCI and Tyco are a natural technical merger and an even more logical market merger.

The transition that CEO Alex Molinaroli has driven is strategically massive, shifting away from auto supplier to emphasize the controls business, but he knows what he’s doing. A 30 year JCI veteran, Mr Molinaroli started in the building efficiency unit in 1983. This is no activist investor playing financial games, but a real operator with a strategic plan. In fact, compared to General Electric, who has also bet big on the internet of things, JCI has done reasonably well with a stock that is up 181% since its recession low in 2009, versus GE who is up 133%.

The deal will no doubt draw additional fire from pundits griping that JCI is shirking its duty by dodging taxes, and Molinaroli gets his share of coverage for ethics issues arising from an illadvised office affair, but this is just noise. In the long run, we should see a global giant using sensors, controls and analytics to save money and carbon for all.

*          *           *          *           *          *

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.